Exhibit (a)(1)(E)

SUNLINK HEALTH SYSTEMS, INC.

OFFER TO PURCHASE FOR CASH COMMON SHARES OF SUNLINK

FROM HOLDERS OF 99 OR FEWER SHARES

AT A PURCHASE PRICE OF $1.50 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

NEW YORK TIME, ON MARCH 12, 2013, UNLESS THE OFFER IS EXTENDED

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated February 5, 2013, and the related Letter of Transmittal in connection with the offer by SunLink Health Systems, Inc., an Ohio corporation (“SunLink”), to purchase common shares of SunLink, no par value per share, from holders of 99 or fewer shares as of January 31, 2013, at a price of $1.50 per share (the “Offer Price”), to the seller in cash, without interest (the “Offer”), or such lesser amount of shares as are properly tendered. In addition, SunLink is also offering a $100.00 cash bonus to any shareholders holding 99 or fewer shares as of January 31, 2013 who tender shares pursuant to the Offer, provided that a shareholder must tender all of the shares beneficially owned by such shareholder, in order to be eligible to receive such bonus.

This Offer is only open to holders of 99 or fewer shares of the Company’s common shares as of January 31, 2013 (“Odd-Lot Holders”). All shares acquired in the Offer will be purchased at the Offer Price.

SunLink’s Offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 5, 2013, and in the related Letter of Transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the Offer.

Only shares properly tendered at the Offer Price and not properly withdrawn will be purchased. SunLink will not purchase fractional shares, but will purchase all shares properly tendered by Odd-Lot Holders.

A tender of your shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender your shares held by us for your account.

Accordingly, please use the attached “Instruction Form” to instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the Offer.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

1. You may tender shares only at the Offer Price of $1.50 per share as indicated in the attached Instruction Form, in cash, without interest.

2. If you wish to be eligible to receive the $100.00 full tender cash bonus in the Offer, you must tender all of the shares beneficially owned by you.

3. The Offer is not conditioned upon any minimum number of shares being tendered or the receipt of financing. The Offer is, however, subject to various other conditions described in the Offer to Purchase.

4. The Offer and withdrawal rights will expire at 5:00 p.m., New York time, on March 12, 2013, unless SunLink extends the Offer.

5. The Offer is for all shares tendered and not withdrawn that are held by Odd-Lot Holders. At the Offer Price of $1.50 per share in the Offer, SunLink estimates that it will purchase a maximum of approximately 12,000 shares, less than 1% of its outstanding common shares as of February 4, 2013, the last trading day prior to the Offer, in the Offer. Based on the foregoing, if the Offer is fully subscribed, SunLink will have approximately 9,434,407 shares outstanding following the consummation of the Offer.

6. Tendering shareholders who are registered shareholders and who tender their shares directly to American Stock Transfer & Trust Company, LLC (“AST”), as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal, stock transfer taxes on SunLink’s purchase of shares under the Offer.

7. The board of directors of SunLink has approved the Offer. However, none of SunLink’s management, its board of directors and executive officers, the information agent, or the depositary is making any recommendation to you as to whether you should tender or refrain from tendering your shares. SunLink is not making a recommendation as to whether you should tender shares in the Offer because it believes that you should make your own decision based on your views as to the value of SunLink’s shares, its prospects and anticipated capitalization following the Offer, as well as your liquidity needs, investment objectives and other individual considerations. SunLink’s directors and executive officers do not hold odd lot shares and, thus, are not eligible to participate in the Offer.

8. If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the attached Instruction Form. If you authorize us to tender your shares, we will tender all such shares unless you specify otherwise on the attached Instruction Form.

Please forward your Instruction Form to us as soon as possible to allow us ample time to tender your shares on your behalf prior to the expiration of the Offer.

The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to holders of 99 or fewer SunLink shares as of January 31, 2013. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

INSTRUCTION FORM

INSTRUCTIONS FOR TENDER OF SHARES OF SUNLINK HEALTH SYSTEMS, INC.

By signing this Instruction Form you acknowledge receipt of our letter and the enclosed Offer to Purchase, dated February 5, 2013, and the related Letter of Transmittal in connection with the Offer by SunLink Health Systems, Inc., an Ohio corporation (“SunLink”), to purchase common shares of SunLink, no par value per share. SunLink is offering to purchase common shares of SunLink from holders of 99 or fewer shares as of January 31, 2013 (“Odd-Lot Holders”) at a price of $1.50 per share, to the seller in cash, without interest (the “Offer”). SunLink’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as they may be amended or supplemented from time to time, together constitute the Offer.

This will instruct us to tender to SunLink, on your behalf, all shares which are beneficially owned by you but registered in our name, upon the terms and subject to the conditions of the Offer.

☐	By checking THIS BOX, you are tendering shares and are willing to accept the Offer Price in accordance with the terms of the Offer.

BONUS

As described in the “Summary Term Sheet” and the “Introduction” of the Offer to Purchase, under certain conditions, shareholders may receive a $100.00 cash bonus for tendering their shares in the Offer. In order to receive this bonus, tendering shareholders must tender all of the shares beneficially owned by them. By completing and returning the Letter of Transmittal, shareholders are certifying that he/she/it is tendering all of the shares beneficially owned by the undersigned, and, therefore, is eligible to receive the $100.00 cash bonus for tendering such shares.

The method of delivery of this document is at the option and risk of the tendering stockholder. If you decide to make delivery by mail, we recommend you use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to assure delivery.

SIGN HERE:

Signature(s):
Name(s) of Registered Owner(s):
Date:
Certificate Number(s):
Address:
Daytime Area Code and Telephone Number:
Taxpayer Identification or Social Security Number:

3